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                       [MUTUAL OF NEW YORK LETTERHEAD]

                                                                       EXHIBIT 6

March 5, 1996


The Mutual Life Insurance Company of New York
1740 Broadway
New York, NY   10019

Gentlemen:

In my capacity as Vice President of The Mutual Life Insurance Company of New York, I have provided actuarial advice concerning:

   - The preparation of the registration statement on Form S-6 (Registration Numbers 33-____ and 811-6217) filed by The Mutual Life Insurance Company of New York with the Securities and Exchange Commission (SEC) under the Securities Act of 1933 with respect to the variable universal life insurance policy (the "Registration Statement"): and

   - The preparation of the policy forms for the variable universal life insurance policy described in the registration statement (the "Policy").

It is my professional opinion that:

      1. The total dollar amount of sales load under the policy is no higher than would be permitted by Rule 6e-3 (T) (b) (13) (i) (A) under the Investment Company Act of 1940.

      2. The total sales load applicable to the original Death Benefit and the total sales load applicable to any coverage increases in the Death Benefit on premiums received within two years of issue or increases will never exceed the sum of the following:

               a. 30% of the first guideline annual premium as defined in Rule 6e-3(T) paragraph (a) (8) (l)

               b.  10% of the second guideline annual premiums

               c. 8% of any premium in excess of the first two guideline annual premiums.

        Therefore, a refund of excess sales load will never be necessary.
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                                      - 2 -


     3. The illustrations of death benefits, fund value, cash surrender value and total premiums paid plus interest at 5% shown in Appendix B of the prospectus, based on the assumptions stated in the illustration, are consistent with the provisions of the Policy. The rate structure of the Policy has not been designed so as to make the relationship between premiums and benefits, as shown in the illustrations included appear to be correspondingly more favorable to prospective buyers than other illustration which could have been provided at other combinations of ages, sex of the insured, death benefit option and amount, definition of life insurance text, premium class and premium amounts. Insureds in other premium classes may have higher cost of insurance charges.

I hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and the use of my name under the heading "Experts" in the Prospectus.

Sincerely,
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                       [MUTUAL OF NEW YORK LETTERHEAD]

March 5, 1996


The Mutual Life Insurance Company of New York
1740 Broadway
New York, NY   10019

                      Re: DAC Tax Charge Actuarial Opinion

Gentlemen:

I.     Background

       The federal income tax burden on life insurance companies increased in 1990 with the enactment of Section 848 of the Internal Revenue Code of 1986 ("Code"). Section 848 of the Code basically requires life insurance companies to capitalize and amortize, over a period of ten years, part of their general expenses for the current year. The effect of this revision is to accelerate the realization of income from insurance contracts and hence the tax burden. This effect reverses itself in the later years when the expenses are amortized but results in a present value lost to the insurance company due to the time value of money.

       MONY Life of America and The Mutual Life Insurance Company of New York have decided that it is appropriate to include a front-end premium load in each companies' new variable life product to compensate for this tax effect. The after tax revenue of this 1.25% premium load is equivalent to the after-tax present value of the income change to each company due to
       Section 848 with respect to this product.

       Based on the definitions contained in Rule 6e-3(T), without exemptive relief this 1.25% charge would be treated as sales load instead of being excluded similar to other at cost charges such as state premium tax. Therefore the companies' and their respective separate accounts have filed for exemptive relief to obtain this favorable treatment.

 II.   Representations

       The exemptive relief filing of the DAC Tax Charge is dependent on the following three actuarial representations which are supported below:

       (a) The charge is reasonable in relation to the Companies' increased federal tax burden under section 848 resulting from the receipt of premiums.
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                                      - 2 -


   (b) The after-tax rate of return used in calculating the charge is reasonable.
   (c) The factors taken into account by the Companies in determining the after-tax rate of return are appropriate.

A. The charge is reasonable in relation to the Companies' increased federal tax burden under Section 848 resulting from the receipt of premiums.

   The policies covered by this filing fall under the individual and other life category of "specified insurance contracts" under Section 848. This means that 7.7% of the net premiums received under the policies must be capitalized and amortized. This capitalization amount is amortized over 10 years but results in a present value loss due to the deferred recognition of expenses in federal taxable income. Collection of a premium load equal to the present value of the income effect adjusted for the increased taxes on this load is an actuarially sound approach.

   Attachment 1 Spreadsheet, displays the calculations supporting this equivalency.

B. The after-tax rate of return used in calculating the charge is reasonable.

   The companies, in their business judgment, have chosen to utilize an 8% discount rate. Selection of this rate is consistent with the Companies current goal of earning 8% after-tax on their invested capital. The effect of
   Section 848 of the Code is utilization of additional capital and hence it is appropriate that this additional capital also return 8%. Therefore utilization of the 8% rate in calculating the charge is reasonable.

C. The factors taken into account by the Companies in determining the after-tax rate of return are appropriate.

   The Companies determining the desired after-tax rate of return on their capital, utilized a number of factors including market interest rates, their anticipated long-term growth rate, the acceptable risk level for this type of business, inflation and available information about the rates of return obtained by other companies. Also, the need to develop products with illustrated performance which competes well with other life insurance companies applies pressure toward a lower acceptable rate.

   Projections utilizing sales based on anticipated growth, current interest rates, inflation and surplus requirements necessary to cover risks insured and maintain acceptable ratings from the rating agencies is a critical component of this rate determination. A rate of return equal to or in excess of the growth rate is necessary to provide adequate capital.
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                                      - 3 -

   In terms of our competitors, as evidenced by available industry information and substantiated by other DAC Tax Exemptive relief filings, the companies requirement is at the lower end of the range.

   Clearly, based on our analysis, the 8% after-tax rate of return is appropriate.

   I hereby consent to the filing of this opinion as an Exhibit to the Registration Statement.

   Sincerely,

                                  ATTACHMENT 1

                           DAC TAX CHARGE CALCULATION


                           CAPITALIZATION %        7.70%
                           MARGINAL TAX RATE (MTR)   35%


                           EXPENSE        EXPENSE
      YEAR      PREMIUM    CAPITALIZED    AMORITIZED   NET EFFECT    A/T EFFECT
      ----      -------    -----------    ----------   ----------    ----------
        1        10000         770          (38.5)          731.5      256.03
        2            0           0          (77.0)          (77.0)     (26.95)
        3            0           0          (77.0)          (77.0)     (26.95)
        4            0           0          (77.0)          (77.0)     (26.95)
        5            0           0          (77.0)          (77.0)     (26.95)
        6            0           0          (77.0)          (77.0)     (26.95)
        7            0           0          (77.0)          (77.0)     (26.95)
        8            0           0          (77.0)          (77.0)     (26.95)
        9            0           0          (77.0)          (77.0)     (26.95)
       10            0           0          (77.0)          (77.0)     (26.95)
       11            0           0          (38.5)          (38.5)     (13.48)
                                NPV of Loss @ 8%                      $ 81.43
                                Req. Charge (NPV of Loss / (1-MTR))   $125.28
                                Req. Charge %                           1.25%